SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

MEMC Electronic Materials, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

      552715104
(CUSIP Number)

Toby E. Symonds
Managing Principal
Altai Capital Management, L.P.
152 West 57th Street, 10th Floor
New York, New York  10019
212-201-5763

With a copy to:
Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York  10019
     212-373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           October 31, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552715104	SCHEDULE 13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,193,372 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,193,372 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,193,372 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (see Item 5)
14	TYPE OF REPORTING PERSON* IA, PN

CUSIP No. 552715104	SCHEDULE 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,193,372 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,193,372 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,193,372 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, OO

CUSIP No. 552715104	SCHEDULE 13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven V. Tesoriere
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,193,372 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,193,372 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,193,372 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 552715104	SCHEDULE 13D	Page 5 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,193,372 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,193,372 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,193,372 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 552715104	SCHEDULE 13D	Page 6 of 10

This statement is filed with respect to the shares of the common stock, par value $0.01 per share (the “Common Stock”), of MEMC Electronic Materials, Inc. (the “Issuer”) beneficially owned by Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Investment Manager”), Altai Capital Management, LLC, a Delaware limited liability company (“IMGP”), Mr. Steven V. Tesoriere and Mr. Rishi Bajaj (collectively, the “Reporting Persons”) as of November 2, 2012, and amends and supplements the Schedule 13D filed on June 8, 2011, as amended by Amendment No. 1 to Schedule 13D filed on June 18, 2012 and Amendment No. 2 to Schedule 13D filed on October 11, 2012 (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2.  Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)  This Statement is filed by Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Investment Manager”), Altai Capital Management, LLC, a Delaware limited liability company (“IMGP”), Mr. Steven V. Tesoriere and Mr. Rishi Bajaj.

Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.”  Each of the Reporting Persons is party to a Joint Filing Agreement, which is attached hereto as Exhibit A.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

This Statement relates to the Common Stock held for the account of Altai Capital Master Fund, Ltd., a Cayman Islands exempted company (“ACMF”). Investment Manager serves as investment manager to ACMF.  Each of Investment Manager, IMGP, Mr. Tesoriere and Mr. Bajaj may be deemed to have voting and dispositive power over the Common Stock held for the account of ACMF.

(b)           The address of the principal business office of each Reporting Person is 152 West 57th Street, 10th Floor, New York, NY 10019.

(c)           The principal business of Investment Manager is serving as the investment manager of certain investment funds, including ACMF.  The principal business of IMGP is serving as the general partner of Investment Manager.  The principal business of Mr. Tesoriere is serving as a managing principal of Investment Manager and manager of IMGP.  The principal business of Mr. Bajaj is serving as a managing principal of Investment Manager and manager of IMGP.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 552715104	SCHEDULE 13D	Page 7 of 10

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Tesoriere is a citizen of the United States of America.  Mr. Bajaj is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following new paragraph to the end of Item 3:

On October 31, 2012, 1,074,364 shares of Common Stock previously held for the account of Altai Capital Lancelot I, L.P., a Delaware limited partnership (“Lancelot”), have been distributed to the sole limited partner of Lancelot.  No funds were received by Lancelot in connection with such disposition of Common Stock, as such disposition represents an in-kind liquidating withdrawal by the sole limited partner from Lancelot.

ITEM 4.  Purpose of Transaction.

The first paragraph of Item 4 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Common Stock held for the account of ACMF was acquired in the ordinary course of the Reporting Person’s business of purchasing, selling and trading in securities.

ITEM 5.  Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of this Schedule 13D is hereby amended and restated in their entirety to read as follows:

(a) Each of the Reporting Persons may be deemed the beneficial owners of 15,193,372 shares of Common Stock held for the account of ACMF, which collectively constitute approximately 6.6% of all of the outstanding shares of Common Stock.  The percentage above is based on the number of shares outstanding at August 6, 2012 as disclosed in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2012.  Altai Capital Lancelot I GP, LLC, a Delaware limited liability company, is no longer a beneficial owner of any securities of the Issuer.

(b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them and held for the account of ACMF.

CUSIP No. 552715104	SCHEDULE 13D	Page 8 of 10

ITEM 7.                        Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

CUSIP No. 552715104	SCHEDULE 13D	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 2, 2012

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere
Title:	Managing Principal

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere
Title:	Manager

/s/ Steven V. Tesoriere
Name: Steven V. Tesoriere

/s/ Rishi Bajaj
Name: Rishi Bajaj

CUSIP No. 552715104	SCHEDULE 13D	Page 10 of 10

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of MEMC Electronic Materials, Inc. dated November 2, 2012 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  November 2, 2012

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere
Title:	Managing Principal

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere
Title:	Manager

/s/ Steven V. Tesoriere
Name: Steven V. Tesoriere

/s/ Rishi Bajaj
Name: Rishi Bajaj